EXHIBIT 99.1

Aleafia Health Applauds Commitment to Private Retail Expansion in Ontario Budget

  Company has Equity Stakes and Supply Agreements With Three Major Retail Partners
  Budget Announced Major Expansion of Cannabis Retail Licences in Canada’s Largest Province

TORONTO, April 12, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”), is applauding the Government of Ontario’s commitment to significantly expand private retail cannabis licences in Canada’s largest province.

ROBUST PRIVATE RETAIL FOOTPRINT

Aleafia Health boasts a robust private cannabis retail strategy with national reach including equity stakes and supply agreements with three major retailers;

  Emblem Corp. which is wholly-owned by Aleafia Health signed a five-year supply and preferred vendor agreement with Compass Cannabis Clinics (“Compass”) for Starbuds Canada in addition to taking an equity stake in Compass;
  Additionally, Aleafia Health owns an equity stake in leading cannabis retailer Fire & Flower;
  And the Company also owns a 10 per cent equity stake in the emerging One Plant (Retail) Corp. a cannabis retail joint-venture with Serruya Private Equity

“By allowing the private sector to operate in a regulated environment, the Government of Ontario is improving consumer access, stifling the illicit market of unsafe cannabis and ultimately improving public safety,” said Aleafia Health Chairman Julian Fantino. “Increasing the number of retail locations will mean fewer illicit dispensaries selling unregulated products. The Budget sends a clear message that Ontario is ‘Open for Business,’ but only to responsible business owners who play by the rules and prioritize public safety.”

For Investor and Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs
416-860-5665
IR@AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation, two of which are licensed and operational. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness specific product development and treatment best practices. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange.

LEARN MORE: www.AleafiaHealth.com